Exhibit 12.1

TD Ameritrade Holding Corporation

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

(Unaudited)

	Nine Months Ended	Fiscal Year Ended September 30,
	June 30, 2014	2013	2012	2011	2010	2009
Determination of earnings:
Pre-tax income	$928	$1,088	$906	$1,017	$912	$1,060
Fixed charges	35	52	53	55	67	69
Less: Capitalized interest	—	(2)	(2)	(1)	—	—
Undistributed income of equity investee	—	(1)	(1)	—	—	—

Earnings (A)	$963	$1,137	$956	$1,071	$979	$1,129

Fixed charges:
Interest on borrowings (1)	$18	$25	$28	$32	$45	$40
Capitalized interest	—	2	2	1	—	—
Brokerage interest expense	5	7	6	5	6	15
Interest portion of rent expense	12	18	17	17	16	14

Total fixed charges (B)	$35	$52	$53	$55	$67	$69

Ratio of earnings to fixed charges (A) ÷ (B)	27.5	21.9	18.0	19.5	14.6	16.4

Ratio of earnings to fixed charges, excluding brokerage interest expense (2)	31.9	25.1	20.2	21.3	16.0	20.6

(1)	Interest on borrowings includes amortization of capitalized debt issuance costs.
(2)	Because interest expense incurred in connection with brokerage activities is completely offset by brokerage interest revenue, the Company considers such interest to be a reduction of net revenues. Accordingly, the ratio of earnings to fixed charges, excluding brokerage interest expense, reflects the elimination of such interest expense from fixed charges.